Filed pursuant to Rule 424(b)(3)
File No. 333-289059

FS MVP Private Markets Fund

Supplement dated May 1, 2026, to the

Prospectus dated July 29, 2025, as previously supplemented (the “Prospectus”)

Effective immediately, the following replaces the section entitled “REPURCHASES OF SHARES - Procedures for Repurchase of Shares” on pages 44-46 of the Prospectus:

Procedures for Repurchase of Shares

The following is a summary of the procedures employed by the Fund in connection with the repurchase of Shares.

The Board will determine that the Fund will offer to repurchase Shares pursuant to written tenders only on terms that the Board determines to be fair to the Fund and Shareholders. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder’s Shares being repurchased, based on the Fund’s net asset value, as of the Valuation Date (as defined below), after reduction for all fees and expenses of the Fund for all periods through the Valuation Date (including, without limitation, the Investment Management Fee, Administration Fee, any Incentive Fee and any Early Repurchase Fee (as defined below), any required U.S. federal tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased (including pursuant to a Discount Repurchase Offer, if applicable). If the Board determines that the Fund will offer to repurchase Shares, written notice will be provided to Shareholders that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund, and contains other terms and information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. The expiration date of the repurchase offer (the “Expiration Date”) will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer, provided that such Expiration Date may be extended by the Board in its sole discretion. The Fund generally will not accept any repurchase request received by it or its designated agent after the Expiration Date. Each repurchase offer will be offered pursuant to the tender offer rules of the Exchange Act.

The value of Shares being repurchased will be determined as of a date, determined by the Board, in its sole discretion (the “Valuation Date”), and any such repurchase will be effected as of the Valuation Date (the “Repurchase Date”). As discussed above, and subject to the considerations described above, it is expected that there will be a Repurchase Date quarterly on or about each December 31, March 31, June 30 and September 30.

Payment by the Fund upon a repurchase of Shares is expected to be made in cash. The Fund does not generally expect to distribute securities as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Shareholders, or if the Fund has received distributions from Portfolio Companies in the form of securities that are transferable to the Fund’s Shareholders. Securities which are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with the Agreement and Declaration of Trust and will be distributed to all tendering Shareholders on a proportional basis. See “CALCULATION OF NET ASSET VALUE; VALUATION.”

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

Each Shareholder whose Shares have been accepted for repurchase will continue to be a Shareholder of the Fund until the Repurchase Date (and thereafter if the Shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the Repurchase Date. Moreover, the account maintained in respect of a Shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Repurchase Date. Shareholders whose written tenders are not accepted by the Fund for payment prior to the expiration of forty business days from the commencement of the offer, have the right to withdraw their tender requests.

Payments for repurchased Shares may require the Fund to liquidate Fund Investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover; provided, however, that where the Board determines to make Discount Repurchase Offers as described above, the consequences of such premature liquidation may be wholly or partially mitigated. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

A 2.00% early repurchase fee (the “Early Repurchase Fee”) will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all shareholders regardless of share class.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by the Fund Investments, if the Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges. Additionally, as described above, the Board may offer to repurchase at a discount to net asset value under certain circumstances.

In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

Please keep this Supplement with the Prospectus for future reference.